ONLINETEL REPORTS RECORD FISCAL Q4 AND 2003 REVENUES

TORONTO, November 6, 2003/ - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) ("Eiger") is pleased to announce that its VoIP (Voice over Internet Protocol) subsidiary, Onlinetel, reports record revenues of $1,424,000 for fiscal Q4 (ended September 30), representing its fourth consecutive quarterly increase. These quarterly revenues are 11% higher than Q3 and 35% higher than the same period last year. Additionally, fiscal 2003 revenues at Onlinetel totaled $4,929,000, a 157% improvement over the prior fiscal year.

Due to the overwhelming success of its recent Ontario Freezone launch and the continued growth of its 10-10-580 business, Onlinetel’s October revenues reached $511,000, an increase of 6% over September and 50% over the prior year. Eiger is pleased to report that these achievements have made a significant impact to Onlinetel’s current cash flow and profitability.

In November, Onlinetel will launch Quebec Freezone, initially linking Montreal and Quebec City, while continuing to expand Ontario Freezone. A roll out of a British Columbia Freezone is planned for early 2004, to be followed by an Alberta Freezone. In conjunction with its Freezone expansion, Onlinetel will launch a Quebec 10-10-580 service in November. Registrations for Freezone may be made by visiting www.onlinetel.com/newoffer.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.